Davis Polk & Wardwell

                             450 Lexington Avenue

                           New York, New York  10017

                                (212) 450-4000

                                (212) 450-4731







                                                   December 23, 1996







Securities and Exchange Committee

450 Fifth Street, N.W.

Washington, D.C. 20549





Re:      Defined Asset Funds

         Municipal Investment Trust Fund

         Multistate Series 2I

         33 Act No. 33-06713.





Pursuant to Rule 477A we request withdrawal of Post Effective Amendment No. 9 to Defined Asset Funds, Municipal Investment Trust Fund, Multistate Series 2H

and Post Effective Amendment No. 7 to Defined Asset Funds, Municipal

Investment Trust Fund, Multistate Series 2I, each filed on December 20, 1996 pursuant to the Securities Act of 1933.  These amendments were filed to terminate the 1933 Act registrations of these series on the misunderstanding that each Trust of these series had terminated.  We have discovered that there are still trusts open for each of these series and therefore we do not wish to terminate these registrations.  We hereby request that these terminating amendments be ordered withdrawn.



Please call me at the number above if you have any questions covering this request.



                                             Very truly yours,







                                             Kenneth H. Chase